Exhibit 18

SANDELL ENCOURAGED BY NEWS THAT BOB EVANS HAS RETAINED J.P. MORGAN
AS FINANCIAL ADVISORS

Bob Evans has Confirmed it is in Process of Evaluating All Options to Create
Shareholder Value

Greater Transparency Eliminates Need for Consent Solicitation

New York (December 6, 2016) - Sandell Asset Management Corp. (“Sandell”), a long-time shareholder of Bob Evans Farms, Inc. (“Bob Evans” or the “Company”) (NASDAQ: BOBE) with beneficial ownership of approximately 8.1% of the Company’s shares, today released the following statement:

“We are encouraged by the recent revelation in the Company’s FY2017 Second Quarter Earnings Release dated December 5, 2016 that the Board of Bob Evans “is working with J.P. Morgan to review and evaluate potential opportunities for value creation” and “continues to evaluate all options to create shareholder value.” Until this point, the Company had not disclosed matters as basic as the identity of its financial advisors, leading to a great deal of skepticism on the part of many members of the investment community as to the Company’s commitment to enhance shareholder value. With this greater transparency, it is our belief that Bob Evans may now be able to reach a broader universe of potential partners as it continues to evaluate options to create shareholder value. As a result, Sandell does not at this time intend to pursue a consent solicitation seeking shareholder approval of a precatory proposal advocating increased transparency.”

“Given what we believe are the many potential financial and strategic partners that could participate in a host of alternatives to create shareholder value, we are pleased that the Company has chosen to formally disclose its financial advisors, who may now serve as a point of contact for these many potential partners. As we have previously indicated, we would be open to many alternatives that would maximize shareholder value, even if the ultimate alternative did not involve a separation and delivered value different from those that we have estimated, as long as it was the result of a robust and transparent process aided by a reputable financial advisor.”

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Lisa Patel, 212-297-0720

Sloane & Company

Dan Zacchei or Joe Germani, 212-446-1882